	Chubb Group of Insurance Companies			DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
	15 Mountain View Road, Warren, New Jersey 07059			COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):				Bond Number: 81906615

DIMENSIONAL FUND ADVISORS
FEDERAL INSURANCE COMPANY

1299 OCEAN AVENUE, 5TH FLOOR				Incorporated under the laws of Indiana
SANTA MONICA, CA 90401				a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 am. on	December 30, 2008
		to	12:01 a.m. on	October 31, 2009
ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If 'Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

DEDUCTIBLE
	INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT
	1.	Employee	$ 25,000,000	$ 250,000
	2.	On Premises	$ 25,000,000	$ 250,000
	3.	In Transit	$ 25,000,000	$ 250,000
	4.	Forgery orAlteration	$ 25,000,000	$ 250,000
	5.	Extended Forgery	$ 25,000,000	$ 250,000
	6.	Counterfeit Money	$ 25,000,000	$ 250,000
	7.	Threats to Person	$ 25,000,000	$ 250,000
	8.	Computer System	$ 25,000,000	$ 250,000
	9.	Voice Initiated Funds Transfer Instruction	$ 25,000,000	$ 250,000
	10.	Uncollectible Items of Deposit	$ 25,000,000	$ 250,000
	11.	AuditExpense	$ 25,000	$ 5,000
	12.	Extended Computer Systems	$ 25,000,000	$ 250,000
	13.	Telefacsimile Instruction	$ 25,000,000	$ 250,000
	14.	Automated Telephone Transactions	$ 25,000,000	$ 250,000
	15.	Unauthorized Signature	$ 25,000,000	$ 250,000
	16.	Claims Expense Coverage	$ 25,000	$ 5000
ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1-11

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/s/W. Andrew Macon	/s/Thomas F. Motamed
Secretary	President

Countersigned by	/s/Robert Hamburger
Authorized Representative

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)		Page 1 of 1

	The COMPANY, in consideration of payment of the required premium, and in reliance
	on the APPLICATON and all other statements made and information furnished to the
	COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this
	Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED
	for:

Insuring Clauses

Employee	1.	Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

On Premises	2.	Loss of Property resulting directly from robbery, burglary, false pretenses,
		common law or statutory larceny, misplacement, mysterious unexpIainabe
		disappearance, damage, destruction or removal, from the possession, custody or
		control of the ASSURED, while such Property is lodged or deposited at premises
		located anywhere.

In Transit	3.	Loss of Property resulting directly from common law or statutory larceny,
		misplacement, mysterious unexplainabe disappearance, damage or destruction,
		while the Property is in transit anywhere:

		a.	in an armored motor vehicle, including loading and unloading thereof,

		b.	in the custody of a natural person acting as a messenger of the ASSURED,
			or

		c.	in the custody of a Transportation Company and being transported in a
			conveyance other than an armored motor vehicle provided, however, that
			covered Property transported in such manner is limited to the following:
			(1) written records,

			(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

			(3) negotiable instruments not payable to bearer, which are not endorsed
			or are restrictively endorsed.

		Coverage under this INSURING CLAUSE begins immediately on the receipt of
		such Property by the natural person or Transportation Company and ends
		immediately on delivery to the premises of the addressee or to any representative
		of the addressee located anywhere.

CAP Bond (5-98)
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Insuring Clauses
(continued)

Forgery Or Alteration	4.	Loss resulting directly from:

		a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due
			bills,	money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

		b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under
INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING
CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

		a.	acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original
Securities, documents or other written instruments which prove to:

			(1)	bear a Forgery or a fraudulently material alteration,

			(2)	have been lost or stolen, or

			(3)	be Counterfeit, or

		b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

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Insuring Clauses

Extended Forgery		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
(continued)		signature is treated the same as a handwritten signature.

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any Counterfeit money.

Threats To Person	7.	Loss resulting directly from surrender of Property away from an office of the
ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section i.e. (i), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

		a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and
		b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of
Investigation and local law enforcement authorities concerning such threat.
It is agreed that for purposes of this INSURING CLAUSE, any Employee of the
ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8.	Loss resulting directly from fraudulent:
		a.	entries of data into, or
		b.	changes of data elements or programs within,
a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,
(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or
(3) an unauthorized account or a fictitious account to be debited or credited.

CAP Bond (5-98)
Form 17O21421 (Ed. 5-98)	Page 3 of 19

Insuring Clauses

(continued)

Voice Initiated Funds Transfer Instruction     9. Loss resuiting directly from Voice Initiated Funds Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of
Investment Company shares from a Customers account, provided such Voice Initiated Funds Transfer Instruction was:

a.	received at the ASSUREDS offices by those Employees of the ASSURED specificauy authorized to receive the Voice Initiated Funds Transfer Instruction,

b.	made by a person purporting to be a Customer, and

c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

                                              In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit      10. Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

a.	redemptions or withdrawals to be permitted,

b.	shares to be issued, or

c.	dividends to be paid,

from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the ASSUREDS standard collection procedures have failed.

Audit Expense 11.	Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of oss sustained by the ASSURED and covered by this Bond.

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General Agreements

Additional Companies Included As Assured A.	If more than one corporation, or Investment Company, or any combination of them is included as the ASSURED herein:

	(1)	The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

	(2)	Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

	(3)	The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

	(4)	Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

	(5)	If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured B.	The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

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Form 17-02-1421 (Ed. 5-98)	Page 5 of 19

General Agreements

(continued)

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To CompanyC.	If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)	occurred or will occur on premises, or

(2)	been caused or will be caused by an employee, or

(3)	arisen or will arise out of the assets or liabilities,

of	such institution, unless the ASSURED:

a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.	on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - D. Notice To Company

 When the ASSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3)	the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys' Fees E.	The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

(1)	an Employee admits to being guilty of Larceny or Embezzlement,

(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

CAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page6ofl9

General Agreements

Court Costs And	(3)	in the absence of I or 2 above, an arbitration panel agrees, after a review of
Attorneys' Fees		an agreed statement of facts between the COMPANY and the ASSURED,
(continued)		that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the
DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorneys fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the
LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
INSURING CLAUSE, the COMPANY'S liability for court costs and attorneys fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF
LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING
CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the
DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
	2.	of the DECLARATIONS for the applicable INSURING CLAUSE, the
COMPANYS liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorneys fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 7 of 19

Conditions And
Limitations

Definitions	1. As used in this Bond:

	a.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

	b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

	c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

	d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer
Instruction.

	e.	Employee means:

(1) an officer of the ASSURED,

(2) a natural person while in the regular service of the ASSURED at any of the ASSUREDS premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3) a guest student pursuing studies or performing duties in any of the
ASSUREDS premises,

(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSUREDS premises,

(6) an employee of an institution merged or consolidated with the
ASSURED prior to the effective date of this Bond,

(7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

CAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 8 of 19

Conditions And
Limitations

Definitions	(8)	each natural person, partnership or corporation authorized by written
(continued)		agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

		a.	creating, preparing, modifying or maintaining the ASSURED'S
computer software or programs, or

		b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

	(9)	any partner, officer or employee of an investment advisor, an underwriter
(distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to
Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

		a.	which is not an "affiliated person" (as defined in Section 2(a) of the
Investment Company Act of 1940) of an Investment Company or of
the investment advisor or underwriter (distributor) of such Investment
Company, or

		b.	which is a "bank" (as defined in Section 2(a) of the Investment
Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or
Embezzlement committed by any of the partners, officers or
employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the
ASSURED to the COMPANY, and the ASSURED shall execute all
papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

CAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 9 of 19

Conditions And
Limitations

Definitions	f.	Forgery means the signing of the name of another natural person with the
(continued)		intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

	g.	Investment Company means any investment company registered under the
Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

	i.	Larceny or Embezzlement means larceny or embezzlement as defined in
Section 37 of the Investment Company Act of 1940.

	j.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-
sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the
ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the
ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

	k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such
Employee or partner and being related to them by blood, marriage or legal guardianship.

	l.	Securities, documents or other written instruments means original
(including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 10 of 19

Conditions And Limitations

Definitions m. (continued)	Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

n.	Transportation Company means any organization which provides its own or its teased vehicles for transportation or which provides freight forwarding or air express services.

o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

p.		Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

	q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -Applicable to All Insuring Clauses 2.	This bond does not directly or indirectly cover:

	a.	Loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

	b.	loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

	c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

	d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

	e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

	f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

	g.	loss resulting from indirect or consequential loss of any nature;

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Form 17-02-1421 (Ed. 5-98)	Page 11 of 19

Conditions And
Limitations

General Exclusions -		h.	loss resulting from dishonest acts by any member of the Board of Directors
Applicable to All Insuring			or Board of Trustees of the ASSURED who is not an Employee, acting
Clauses			alone or in collusion with others;
(continued)		i.	loss,	or that part of any loss, resulting solely from any violation by the
ASSURED or by any Employee:
			(1)	of any law regulating:
				a.	the issuance, purchase or sale of securities,
				b.	securities transactions on security or commodity exchanges or the over the counter market,
				c.	investment companies,
				d.	investment advisors, or
			(2)	of any rule or regulation made pursuant to any such law; or
		j.	loss of confidential information, material or data;
		k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING
CLAUSE 7. or 9.

Specific Exclusions -	3.	This Bond does not directly or indirectly cover:
Applicable To All Insuring		a.	loss caused by an Employee, provided, however, this Section 3.a. shall not
Clauses Except lnsunng			apply to loss covered under INSURING CLAUSE 2. or 3. which results
Clause 1.			directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;
		b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:
			(1)	to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the
ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or
			(2)	to do damage to the premises or Property of the ASSURED;
		c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;
		d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING
CLAUSE 10.;
		e.	loss of property while in the mail;

ICAP Bond (5-98)
Form 17O21421 (Ed. 5-98)	Page 12 of 19

Conditions And
Limitations

Specific Exclusions -		f.	loss resulting from the failure for any reason of a financial or depository
Applicable To All Insuring			institution, its receiver or other liquidator to pay or deliver funds or other
Clauses Except Insuring			Property to the ASSURED provided further that this Section 3.f. shall not
Clause 1.			apply to loss of Property resulting directly from robbery, burglary,
(continued)			misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the
ASSURED.

		g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3g. shall not apply to INSURING
CLAUSE 3.;

		h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supp'y, service, write or implement programs for the ASSUREDs Computer System; or

		i.	loss resulting directly or indirectly from the input of data into a Computer
System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customers authentication mechanism.

Specific Exclusions -	4.	This bond does not directly or indirectly cover:
Applicable To All Insuring
Clauses Except lnsunng		a.	loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice,
Clauses 1., 4., And 5.			fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

		b.	loss resulting from forgery or any alteration;

		c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-	5.	At all times prior to termination of this Bond, this Bond shall continue in force for
Reduction And Non-		the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS,
Accumulation Of Liability		notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

		a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no
Employee is concerned or implicated, or

		b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

		c.	all acts, other than those specified in a. above, of any one person, or

CAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 13 of 19

Conditions And
Limitations

Limit Of Liability/Non- Reduction And Non-		d.	any one casualty or event other than those specified in a., b., or c. above,
Accumulation Of Liability		shall be deemed to be one loss and shall be limited to the applicable LIMIT OF
LIABLITY stated in ITEM 2. of the DECLARATONS of this Bond irrespective of
(continued)		the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

		i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or

		ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earier of an officer of the
ASSURED being aware of:

		a.	facts which may subsequently resut in a loss of a type covered by this Bond,
or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liabe to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE
AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -	7.	a.	The ASSURED shall give the COMPANY notice thereof at the earliest
Proof - Legal Proceedings			practicable moment, not to exceed sixty (60) days after discovery of loss, in
Against Company			an amount that is in excess of 50% of the applicabe DEDUCTIBLE
AMOUNT, as stated in TEM 2. of the DECLARATIONS.

		b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

		c.	Securities isted in a proof of oss shall be identified by certificate or bond numbers, if issued with them.

		d.	Legal proceedings for the recovery of any loss under this Bond shal not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

		e.	This Bond affords coverage ony in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

CAP Bond (5-98)
Form 17-02-1 421 (Ed. 5-98)	Page 14 of 19

Conditions And
Limitations

Notice To Company -		f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall
Proof- Legal Proceedings			include electronic recordings of such instructions.
Against Company
(continued)

Deductible Amount	8.		The COMPANY shall not be liable under any INSURING CLAUSES of this Bond
			on account of loss unless the amount of such loss, after deducting the net amount
			of all reimbursement and/or recovery obtained or made by the ASSURED, other
			than from any Bond or policy of insurance issued by an insurance company and
			covering such loss, or by the COMPANY on account thereof prior to payment by
			the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
			ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event
			for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the
			DECLARATIONS.

			There shall be no deductible applicable to any loss under INSURING CLAUSE I
			sustained by any Investment Company.

Valuation	9.		BOOKS OF ACCOUNT OR OTHER RECORDS

			The value of any loss of Property consisting of books of account or other records
			used by the ASSURED in the conduct of its business shall be the amount paid by
			the ASSURED for blank books, blank pages, or other materials which replace the
			lost books of account or other records, plus the cost of labor paid by the
			ASSURED for the actual transcription or copying of data to reproduce such books
			of account or other records.

			The value of any loss of Property other than books of account or other records
			used by the ASSURED in the conduct of its business, for which a claim is made
			shall be determined by the average market value of such Property on the
			business day immediately preceding discovery of such loss provided, however,
			that the value of any Property replaced by the ASSURED with the consent of the
			COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

			In the case of a loss of interim certificates, warrants, rights or other securities, the
			production of which is necessary to the exercise of subscription, conversion,
			redemption or deposit privileges, the value of them shall be the market value of
			such privileges immediately preceding their expiration if said loss is not discovered
			until after their expiration. If no market price is quoted for such Property or for
			such privileges, the value shall be fixed by agreement between the parties.

			OTHER PROPERTY

			The value of any loss of Property, other than as stated above, shall be the actual
			cash value or the cost of repairing or replacing such Property with Property of
			like quality and value, whichever is less.

CAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 15 of 19

Conditions And
Limitations
(continued)

Securities Settlement	10. In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the
COMPANYS indemnity shall be:

	a.	for securities having a value less than or equal to the applicable
DEDUCTIBLE AMOUNT - one hundred (100%) percent;

	b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the
DEDUCTIBLE AMOUNT bears to the value of the securities;
	c.	for securities having a value greater than the applicable LIMIT OF LIABILITY
- the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.
The value referred to in Section 10.a., b., and c. is the value in accordance with
Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Companys premium charge for the
Companys indemnity as set forth in Section 10.a., b., and c. No portion of the
LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment - 11. In the event of a payment under this Bond, the COMPANY shall be subrogated to
Recovery	all of the ASSUREDS rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSUREDS rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

	a.	first, to the satisfaction of the ASSUREDS loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF
LIABILITY,

	b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

	c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
AMOUNT, and

CAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 16 of 19

Conditions And
Limitations

Subrogation - Assignment -		d.	fourth, to the ASSURED in satisfaction of any loss suffered by the
Recovery			ASSURED which was not covered under this Bond.

(continued)		Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured	12.	At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath,

		b.	produce for the COMPANY'S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this Bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13.	If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the
Securities and Exchange Commission, Washington, D.C., not less than sixty (60)
days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the
COMPANY to all ASSURED Investment Companies and to the Securities and
Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an Investment
Company:

		a.	immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

		b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

		c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the
ASSURED or pro rata if terminated for any other reason.

CAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 17 of 19

Conditions And
Limitations

Termination		If	any partner, director, trustee, or officer or supervisory employee of an
(continued)		ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the
ASSURED or otherwise, whether or not such act is of the type covered under this
Bond, and whether against the ASSURED or any other person or entity, the
ASSURED:

		a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this
Bond; and

		b.	within forty-eight (48) hours of learning that an Employee has commifted any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60)
days after wriften notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:
		a.	the ASSURED,

		b.	a Transportation Company, or

		c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity	15.	If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16.	This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
days after written notice has been furnished to the Securities and Exchange
Commission, Washington, D.C., by the acting party.

CAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 18 of 19

Conditions And
Limitations

Change or Modification	If this Bond is for a joint ASSURED, no charge or modification which would
(continued)	adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the
COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 19 of 19

     POLICYHOLDER DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be Uabe for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is aftributabe to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

     All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents (producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

IMPORTANT NOTICE

The premium shown on this policy or premium statement may be subject to adjustment in accordance with the provisions of California law recently adopted by ballot initiative. You will be informed about any adjustment as soon as the requirements of the law and their effect on your premium can be determined.

Form 99-1 0-0267 (Ed. 2/98)

IMPORTANT POLICYHOLDER INFORMATION

Inquiries concerning your policy should be directed to your insurance agent. The name, address and telephone number of your agent, if one is involved, is shown on the policy and/or in the material accompanying the policy.

If you require additional information you may contact the California Insurance Department at either the following address or phone number:

California Insurance Department 300 South Spring Street Los Angeles, CA 90012 1-800-927-HELP

Form 14-02-1495 (Ed. 1/94)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy maiied to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

FEDERAL INSURANCE COMPANY
Endorsement No.: I
	Bond Number:	81906615
NAME OF ASSURED: DIMENSIONAL FUND ADVISORS

AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:
1.	By adding the following INSURING CLAUSE:
14. Automated Telephone System Transaction

Loss resulting directly from the ASSURED having transferred funds on the faith of any
Automated Phone System (APS) Transaction, where the request for such APS
Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all
APS Designated Procedures. A single failure of the ASSURED to maintain and follow a particular APS Designated Procedure in a particular APS Transaction will not preclude coverage under this INSURING CLAUSE.
By adding to Section 1., Definitions, the following:

r. APS Designated Procedures means all of the following procedures:
(1) No APS Transaction shall be executed unless the shareholder or unitholder to whose account such an APS Transaction relates has previously elected to APS
Transactions. (Section in Application)

(2) All APS Transactions shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. (Logging)
Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) The caller in any request for an APS Transaction, before executing that APS
Transaction must enter a personal identification number (PIN), social security number and account number. (Identity Test)

If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone caD to enter the PIN. The caller may either be instructed to redia a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)

ICAP Bond
Form 17-02-2345 (Ed. 10-00)	Page 1

(4) A written confirmation of any APS Transaction or change of address shall be mailed to the shareholder or unitholder to whose account such transaction relates, at the record address, by the end of the insureds next regular processing cycle, but in no event later than five (5) business days following such APS Transaction. (Written Confirmation)

(5) Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:
(Access to APS Equipment)

s.	APS Election means any election concerning various account features available to the shareholder or unitholder which is made through the Automated Phone System by means of information transmitted by an individual caller through use of a Automated Phone System.
These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

t.	APS Exchange means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the Automated Phone System by means of information transmitted by an individual caller through use of an Automated Phone
System.

u.	APS Purchase means any purchase of shares or units issued by an Investment Company which is requested through an Automated Phone System.

v.	APS Redemption means any redemption of shares or units issued by an Investment
Company which it requested through the telephone by means of information transmitted by an individual caller through use of a Automated Phone System.

w.	APS Transaction means any APS Purchase, APS Redemption, APS Election or APS
Exchange.

x.	Automated Phone System means an automated system which receives and converts to executable instructions transmissions through the Automated Phone System through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

3. By adding the following Section after Section 4., Specific Exclusions-Applicable To All Insuring
Clauses Except 1., 4., 5.:

Section 4.A Specific Exclusion-Applicable to Insuring Clause 14

This Bond does not directly or indirectly cover under Insuring Clause 14:
Loss resulting from:

a.	the redemption of shares or units, where the proceeds of such redemption are made payable to other than:

(1) the shares or units of record,

(2) a person designated to receive redemption proceeds, or
(3) a bank account designated to receive redemption proceeds, or

b.	the redemption of shares or units, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated the shareholder or unitholder by voice through an Automated Phone System or in writing, at least thirty (30)
days prior to such redemption, or

ICAP Bond
Form 17-02-2345 (Ed. 10-00)	Page 2

c.	the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on December 30, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 6, 2009

By: /s/Robert Hamburger

Authorized Representative

CAP Bond
Form 17-02-2345 (Ed. 10-00)	Page 3

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: December 30, 2008	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	2
	To be attached to and
	form a part of Bond No.	81906615
Issued to: DIMENSIONAL FUND ADVISORS

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:
I.	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2.	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:
If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission,
Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

/s/Robert Hamburger Authorized Representative

17-02-2437 (1 2/2006) rev.	Page 1

FEDERAL INSURANCE COMPANY
Endorsement No.: 3
	Bond Number:	81906615
NAME OF ASSURED: DIMENSIONAL FUND ADVISORS

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:
12. Extended Computer Systems
	A.	Electronic Data, Electronic Media, Electronic Instruction
Loss resulting directly from:

		(1)	the fraudulent modification of Electronic Data, Electronic Media or Electronic
Instruction being stored within or being run within any system covered under this
INSURING CLAUSE,

		(2)	robbery, burglary, larceny or theft of Electronic Data, Electronic Media or
Electronic Instructions,

		(3)	the acts of a hacker causing damage or destruction of Electronic Data,
Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, or

		(4)	the damage or destruction of Electronic Data, Electronic Media or Electronic
Instruction owned by the ASSURED or for which the ASSURED is legally liable while stored within a Computer System covered under INSURING CLAUSE 12, provided such damage or destrucUon was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or
Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 1

B.	Electronic Communication

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the
	faith	of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

	(1)	an Electronic Communication System,

	(2)	an automated clearing house or custodian, or
	(3)	a Telex, TWX, or similar means of communication,

directly into the ASSUREDS Computer System or Communication Terminal, and
fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the ASSURED or during electronic transmission to the ASSUREDS Computer System or
Communication Terminal.

C.	Electronic Transmission

Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

	(1)	an Electronic Communication System,

	(2)	an automated clearing house or custodian, or
	(3)	a Telex, TWX, or similar means of communication,

directly into a Computer System or Communicaflon Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of Electronic
Media from the ASSURED or during electronic transmission from the ASSUREDS
Computer System or Communication Terminal, and for which loss the ASSURED is held to be legally liable.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 2

2.	By adding to Section 1., Definitions, the following:

	y.	Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receMng information electronically. Communication Terminal does not mean a telephone.

	z.	Electronic Communication System means electronic communication operations by
Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide
International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

	aa.	Electronic Data means facts or information converted to a form usable in Computer
Systems and which is stored on Electronic Media for use by computer programs.
	ab.	Electronic Instruction means computer programs converted to a form usable in a Computer
System to act upon Electronic Data.

	ac.	Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3.	By adding the following Section after Section 4, Specific Exclusions-Applicable to All INSURING
CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 12
This Bond does not directly or indirectly cover:

	a.	loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

	b.	loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;
	c.	loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;
	d.	loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer
Communication System by a person who had authorized access from a customer to that customers authentication mechanism; or

	e.	liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or
	f.	loss resulting directly or indirectly from:

(1) written instruction unless covered under this INSURING CLAUSE; or

(2) instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 3

4.	By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such Electronic Data can not be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as ndicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on December 30, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 6, 2009

By: /s/Robert Hamburger
      Authorized Representative

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 4

FEDERAL INSURANCE COMPANY
Endorsement No.: 4
	Bond Number:	81906615
NAME OF ASSURED: DMENSONAL FUND ADVISORS

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the foflowing INSURING CLAUSE:

13.		Teefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, finanda institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the
ASSURED where such Telefacsimile instructions:

	a.	bear a valid test key exchanged between the ASSURED and a Customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

	b.	frauduently purport to have been sent by such Customer or financial institution when such Telefacsimile instructions were transmifted without the knowledge or consent of such Customer or financia' institution by a person other than such
Customer or financial institution and which bear a Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the Customer, or an empbyee of another financial institution.

2. By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

d. Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction or Telefacsimile Instruction.

CAP Bond
Form 1 7-02-2367 (Rev. 1 0-03)	Page 1

3.	By adding to Section 1., Definitions, the following:

	ad.	Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. Telefacsimile does not mean electronic communication sent by Telex or simfiar means of communication, or through an electronic communication system or through an automated clearing house.

4.	By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring
	Clause	1. the following:

	j.	loss resulting directly or indirectly from Telefacsimile instructions provided, however, this exclusion shall not apply to this INSURNG CLAUSE.

This Endorsement apphes to oss discovered after 12:01 a.m. on December 30, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 6, 2009

By: /s/Robert Hamburger
      Authorized Representative

CAP Bond
Form 17-02-2367 (Rev. 10-03)	Page 2

FEDERAL INSURANCE COMPANY
Endorsement No:	5
Bond Number:	81906615
NAME OF ASSURED: DIMENSIONAL FUND ADVISORS

NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
1.	Per the list of proposed Insured Investment Companies submitted to the Company on
December 2, 2008, and on file with the Company.
2.	City of New York Deferred Compensation Plan, with their respects as customers of
Dimensional Fund Advisors.

This Endorsement applies to loss discovered after 12:01 a.m. on December 30, 2008.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 6, 2009

By: /s/Robert Hamburger
      Authorized Representative

ICAP Bond Form 17-02-0949 (Rev. 1-97)

FEDERAL INSURANCE COMPANY
Endorsement No: 6
Bond Number:	81906615

NAME OF ASSURED: DIMENSIONAL FUND ADVISORS

PREMIUM ENDORSEMENT
It is agreed that:
1.	The premium for this Bond for the period December 30, 2008 to October 31, 2009 is:
Premium: FIFTY NINE THOUSAND THREE HUNDRED AND FIFTY ONE DOLLARS ($59,351.00)
2.	It is further agreed that this premium is subject to change during this period if amendments are made to this Bond at the request of the ASSURED.
This Endorsement applies to loss discovered after 12:01 a.m. on December 30, 2008.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 6, 2009

By: /s/Robert Hamburger
      Authorized Representative

ICAP Bond

Form 1 7-02-0735 (Rev. 1-97)

FEDERAL INSURANCE COMPANY
Endorsement No.: 7
Bond Number:	81906615

NAME OF ASSURED: DIMENSIONAL FUND ADVISORS

UNAUTHORIZED SIGNATURE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1.	By adding the following INSURING CLAUSE:
	15.	Unauthorized Signature
Loss resulting directly from the ASSURED having accepted, paid or cashed any check or
Withdrawal Order made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.
It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING
CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.
2.	By adding to Section 1. Definitions, the following:
	ae.	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.
	af.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
(2) of a type commonly dealt in on securities exchanges or markets, and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 1

ag. Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on December 30, 2008.

ALL OTHER TERMS AND CONDIT)ONS OF THIS BOND REMAIN UNCHANGED.

Date: January 6, 2009

By:  /s/Robert Hamburger
       Authorized Representative

CAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 2

FEDERAL INSURANCE COMPANY
Endorsement No.:	8
Bond Number:	81906615

NAME OF ASSURED: DIMENSIONAL FUND ADVISORS

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:

	16.	Claims Expense

Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

(1) the loss is covered under the Bond, and

(2) the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2.	Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on December 30, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 6, 2009

By: /s/Robert Hamburger
      Authorized Representative

ICAP Bond

Form 17-02-6282 (Ed. 11-04)

FEDERAL INSURANCE COMPANY
Endorsement No.: 9
Bond Number:	81906615

NAME OF ASSURED: DIMENSIONAL FUND ADVISORS

AMEND DISCOVERY ENDORSEMENT

It is agreed that this Bond is amended by deleting Section 6., Discovery, in its entirety and substituting the following:

6. Discovery

This Bond applies only to loss first discovered by the Office of Risk Manager, General Counsel, Director or Officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the Office of Risk Manager, General Counsel, Director or Officer of the ASSURED being aware of:

     a. facts which may subsequently result in a loss of a type covered by this Bond, or

     b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

This Endorsement applies to loss discovered after 12:01 a.m. on December 30, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 6, 2009

By:  /s/Robert Hamburger
      Authorized Representative

ICAP Bond

Form 17-02-6260 (Ed. 6-04)

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: December 30, 2008	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 10
To be attached to and
form a part of Bond No. 81906615
Issued to: DIMENSIONAL FUND ADVISORS

AMEND NOTICE TO COMPANY ENDORSEMENT

In consideration of the premium charged, it is agreed Section 7., Notice to Company-Proof-Legal Proceedings Against Company, of the Conditions and Limitations, is amended by deleting paragraph a. and replacing it with the following:

a.	The Office of Risk Manager, General Counsel, Director or Officer of the ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed ninety (90) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE
AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

By: /s/Robert Hamburger Authorized Representative

Q07-2394 (10/2007)

ENDORSEMENT/RIDER
Effective date of
this endorsementIrider December 30, 2008	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 11
To be attached to and
form a part of Bond No. 81906615
Issued to: DIMENSIONAL FUND ADVISORS

AMEND NAME OF ASSURED (NEW FUNDS) ENDORSEMENT

In consideration of the premium charged, is agreed that:

1. The Name of Assured, as set forth on the Dedarations of this Bond, shall include, as of the Effective Date, any newly created, registered investment company sponsored by an ASSURED or any newly created portfolio of an ASSURED, but on'y where the total committed capital or total asset size for such newly-created investment company or portfolio is less than five billion dollars ($5,000,000,000). Provided, however, that this provision shall not app'y to a registered investment company that is created as a result of a merger, consolidation or acquisition with another registered investment company.

2. The Name of Assured, as set forth on the Declarations, shall include any newly created registered investment company that is a result of a consolidation, merger, or acquisition with an ASSURED, for a period of thirty (30) days after the Effective Date or until the BOND PERIOD expiration date, as set forth in ITEM 1. of the Declarations, whichever is earlier.

Coverage for such newly created registered investment company as described in this paragraph 2. shall collapse after the thirty (30) day period unless:

a.	the COMPANY receives written notice of such creation along with any information the COMPANY may require in its sole discretion;

b.	the ASSURED accepts any bond modifications required by the COMPANY in its sole discretion; and

c.	the ASSURED pays the additional premium, if any, required by the COMPANY in its sole discretion.

3.	For the purposes of this endorsement, the following definition is added:

Effective Date means the date that the newly created registered investment company or newly created portfolio of an ASSURED is declared effective by the Securities and Exchange Commission.

4.	Solely as respects the coverage provided by this Endorsement, the COMPANY shall not be liabe for loss on account of any actual or potential claim based upon, arising from, or in consequence of any fact, circumstance or situation which, prior to the Effective Date, an ASSURED new or should have known could give rise to such a claim under this Bond.

Q08-210 (01/2008)

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

/s/Robert Hamburger Authorized Representative

Q08-210 (01/2008)

An excerpt from the Minutes of the Meetings of the Boards of Directors/Trustees of The DFA Investment Trust Company, DFA Investment Dimensions Group Inc., Dimensional Investment Group Inc. and Dimensional Emerging Markets Value Fund Inc. held on December 18, 2008

     RESOLVED, that the Trustees have considered all relevant factors relating to the participation of DFAIDG, DIG, DEM, and DFAITC under a joint fidelity bond, including, among other factors, the value of the aggregate assets of the Dimensional Funds, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in which the Series invest; and

     FURTHER RESOLVED, that the Trustees, including the Independent Trustees, have determined that it would be in the best interests of each Series of DFAIDG, DIG, DEM, and DFAITC to maintain the fidelity bond coverage required under Rule 17g-1 under the 1940 Act, jointly with the other Dimensional Funds, certain non-SEC registered investment companies and trusts, Dimensional, DFAS, and certain other subsidiaries of Dimensional (together, the “Insureds”); and

     FURTHER RESOLVED, that the Fidelity Bond No. 81906615 (the “Fidelity Bond” or “Bond”) issued by Chubb, which Fidelity Bond provides for aggregate coverage for the Insureds in the amount of $25 million, will provide adequate coverage for the Dimensional Funds, and is hereby approved for the Dimensional Funds, taking into consideration all relevant factors, including the number of parties named as Insureds, their respective assets, and the requirements of Rule 17g-1, the nature of the business activities of such other parties who are named as Insureds, the amount of the Fidelity Bond, the amount of the premium for such Bond, the proportionate allocation of the premium for the Fidelity Bond among all parties named as Insureds, the extent to which the share of the premium allocated to each Series is less than the premium the Series would be required to pay to provide and maintain a single insured bond, and the coverage provided under the Fidelity Bond; and

     FURTHER RESOLVED, that the amount of the Fidelity Bond, and the proportionate allocation of the premium for the Fidelity Bond to the Series that are Insureds on the basis of the Series’ net assets, are hereby approved; and

     FURTHER RESOLVED, that the Amended and Restated Joint Bond Agreement between the Insureds under the Fidelity Bond relating to the sharing of premiums and the division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1, and reflecting the provisions of the Fidelity Bond and the addition of the DFA Short Term Investment Fund LP and Dimensional Funds II PLC as Insureds, as discussed at this Meeting, be, and it hereby is, approved; and

     FURTHER RESOLVED, that the appropriate officers of each Dimensional Fund be, and each of them hereby is, authorized to execute and deliver such documents and to make such regulatory filings as may be necessary to effect the fidelity bond coverage contemplated hereby in accordance with the 1940 Act and the rules thereunder; and

     FURTHER RESOLVED, that the Secretary or an Assistant Secretary of each Dimensional Fund be, and such officer hereby is, designated as the officer to make filings with the SEC and to give notices as may be required, from time to time, pursuant to Rules 17g-1(g) and 17g-1(h) under the 1940 Act.

STATEMENT

All premiums have been paid for the period of December 30, 2008 through October 31, 2009 covered by the attached bond.

The amount of the single insured bond that each Fund would have provided and maintained had the fund not been named as an insured under the joint insured bond is as follows:

The DFA Investment Trust Company	$2,500,000
DFA Investment Dimensions Group Inc.	$2,500,000
Dimensional Emerging Markets Value Fund Inc.	$2,300,000
Dimensional Investment Group Inc.	$600,000

Dimensional Fund Advisors LP (SEC File #801-16283) on behalf of:

The DFA Investment Trust Company (SEC File #811-7436)
DFA Investment Dimensions Group Inc. (SEC File #811-3258)
Dimensional Investment Group Inc. (SEC File #811-6067)
Dimensional Emerging Markets Value Fund Inc. (SEC File #811-7440)

By: /s/Catherine L. Newell Catherine L. Newell Vice President and Secretary

AMENDED AND RESTATED JOINT BOND AGREEMENT

     This Amended and Restated Joint Bond Agreement made this 18th day of December, 2008, by and among DFA Investment Dimensions Group Inc. (“DFAIDG”), Dimensional Emerging Markets Value Fund Inc. (“DEM”), The DFA Investment Trust Company (“DFAITC”), Dimensional Investment Group Inc. (“DIG”), Dimensional Fund Advisors LP (“DFA”), its wholly-owned subsidiaries, DFA Securities Inc. (“DFAS”), Dimensional Fund Advisors Ltd. (“DFAL”), DFA Australia Limited (“DFA Australia”), Dimensional Fund Advisors Canada Inc. (“DFAC”), DFA, on behalf of The DFA Group Trust (the “Group Trust”), Dimensional Funds plc (“DFP”), DFAC, on behalf of the Dimensional Funds (the “Canadian Trusts”), DFA Australia, on behalf of the Dimensional Australian Resident Trusts (the “Australian Trusts”), DFAL, on behalf of Dimensional Funds ICVC (the “OEICs”) and Dimensional Funds II plc (“DFPII”), and Dimensional Partners LLC (“Partners”), on behalf of the DFA Short Term Investment Fund LP (the “STIF”).

WITNESSETH:

     WHEREAS, DFAIDG, DEM, DFAITC, DIG, DFA, DFAS, DFAL, DFA Australia, DFAC, the Group Trust, DFP, DFPII, the Canadian Trusts, the Australian Trusts, the OEICs, and the STIF (sometimes herein referred to collectively as the “Insureds”) jointly maintain a fidelity bond that provides insurance for losses incurred by them as a result of certain acts and omissions of other persons (such fidelity bond and any amendments, supplements or replacements thereof, or successors thereto, being referred to herein as the “Joint Bond”); and

     WHEREAS, the Insureds that are U.S. registered management investment companies (together, the “DFA Funds”) desire: (i) to satisfy the requirements of paragraph (f) of Rule 17g-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), as the Rule is in effect on the date hereof; (ii) to confirm the criteria by which recoveries under the Joint Bond should be allocated among the Insureds; and (iii) to secure the benefits afforded by the Joint Bond; and

     WHEREAS, the Board of Directors of each DFA Fund, after giving due consideration to all factors relevant to the Joint Bond’s amount, type, form and coverage, and the apportionment of recoveries and premiums on the Joint Bond, has approved the form, term, and amount of the Joint Bond, the portion of the premiums payable by each DFA Fund, and the manner by which proceeds of a recovery under the Joint Bond, if any, shall be shared by and among the Insureds as hereinafter set forth, such approval having been accomplished by the vote of a majority of such Board’s members, including a majority of those members of the Board who are not “interested persons,” as that term is defined in Section 2(a)(19) of the 1940 Act; and

     WHEREAS, certain of the Insureds previously had entered into a Joint Bond Agreement, dated October 18, 2003, as amended on October 29, 2004, to establish the manner by which proceeds of a recovery under the Joint Bond, if any, shall be shared by and among the Insureds, and the Insureds now desire to amend such agreement and to restate the agreement in its entirety by this Agreement;

     NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

     1. In the event that a recovery is received under the Joint Bond as a result of a loss sustained by any DFA Fund and one or more of the other named Insureds, the DFA Fund, as its interests may appear, shall receive an equitable and proportionate share of the recovery in relation to the respective claims, but at least equal to the amount that the DFA Fund would have received had the DFA Fund provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of the Rule.

     2. The term “Insured,” as applicable to any DFA Fund hereunder, shall be deemed to include each and every Portfolio or Series of such Insured that is in existence on the date hereof, or that is organized by a DFA Fund hereafter, during the term of this Agreement, provided that for the purpose of paragraph (d)(1) of the Rule, all such Portfolios of any DFA Fund shall be deemed to comprise a single U.S. registered management investment company and all such Series of a DFA Fund shall be deemed to comprise a single U.S. registered management investment company and, in the event that a recovery provided for in paragraph 1 above is received that covers losses incurred by more than one Portfolio or Series, the portion thereof required to be received by the DFA Fund pursuant to such paragraph shall be apportioned among such Portfolios and/or Series by the Board of Directors in a fair and equitable manner that takes into account the respective losses of such Portfolios and/or Series.

     3. This Agreement shall become effective upon approval by DFA, DFAS, DFAL, DFA Australia, DFAC, DFP, Partners and by the Boards of Directors of the DFA Funds, and shall automatically terminate as to any party that ceases to be an Insured under the Joint Bond.

     4. The provisions of paragraph 3 notwithstanding, any recovery received pursuant to the Joint Bond as to which the parties hereto were Insureds and that is subject to the provisions of paragraph 1 herein shall be disbursed in accordance with the provisions of such paragraph.

     5. This Agreement shall apply to the Joint Bond and any renewals or replacements thereof, and shall continue until terminated. So long as this Agreement shall remain in effect, each DFA Fund shall make such filings and take such other actions in respect of the Joint Bond and this Agreement as shall be necessary to comply with the 1940 Act and the rules and regulations promulgated thereunder.

     6. The term “Board of Directors,” as used herein, shall include the Board of Trustees of any DFA Fund that is a statutory trust.

     7. This Agreement shall be governed by the laws of the State of California, to the extent not inconsistent with applicable provisions of the 1940 Act and the rules and regulations promulgated thereunder, including the Rule.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first written above.

ATTEST:

DFA INVESTMENT DIMENSIONS GROUP INC.

Name:	/s/ Valerie A. Brown	Name:	/s/Catherine L. Newell
Title:	Vice President and	Title:	Vice President and Secretary
Assistant Secretary

2

ATTEST:	DIMENSIONAL EMERGING MARKETS VALUE FUND INC.

Name:	/s/Catherine L. Newell Catherine L. Newell	Name:	/s/Valerie A. Brown Valerie A. Brown
Title:	Vice President and	Title:	Vice President and Assistant Secretary
Secretary

ATTEST:		THE DFA INVESTMENT TRUST COMPANY

Name:	/s/Catherine L. Newell Catherine L. Newell	Name:	/s/David R. Martin David R. Martin
Title:	Vice President and	Title:	Vice President, Chief Financial Officer and Treasurer
Secretary

ATTEST:		DIMENSIONAL INVESTMENT GROUP INC.

Name:	/s/Catherine L. Newell Catherine L. Newell	Name:	/s/Julie C. Henderson Julie C. Henderson
Title:	Vice President and	Title:	Vice President and Controller
Secretary

ATTEST:		DIMENSIONAL FUND ADVISORS LP
By: DIMENSIONAL HOLDINGS INC., Its General Partner

Name:	/s/Catherine L. Newell Catherine L. Newell	Name:	/s/David R. Martin David R. Martin
Title:	Vice President and	Title:	Vice President, Chief Financial Officer and Treasurer
Secretary

ATTEST:		DFA SECURITIES INC.

Name:	/s/Catherine L. Newell Catherine L. Newell	Name:	/s/David R. Martin David R. Martin
Title:	Vice President and	Title:	Vice President, Chief Financial Officer and Treasurer
Secretary

3

ATTEST: DIMENSIONAL FUND ADVISORS LTD.

Name:	/s/Catherine L. Newell Catherine L. Newell	Name:	/s/David M. Salisbury David M. Salisbury
Title:	Vice President and	Title:	Chairman and Chief Executive Officer
Secretary

ATTEST:		DFA AUSTRALIA LIMITED
For Itself and On Behalf of the
Dimensional Australian Resident Trusts

Name:	/s/Catherine L. Newell Catherine L. Newell	Name:	/s/J. Glenn Crane J. Glenn Crane
Title:	Vice President and	Title:	Chairman and Chief Executive Officer
Secretary

ATTEST:		DIMENSIONAL FUND ADVISORS CANADA INC.
For Itself and On Behalf of the Dimensional Funds

Name:	/s/Catherine L. Newell Catherine L. Newell	Name:	/s/Valerie A. Brown Valerie A. Brown
Title:	Vice President and	Title:	Vice President and Assistant Secretary
Secretary

ATTEST:		DIMENSIONAL FUND ADVISORS LP
By: DIMENSIONAL HOLDINGS INC., Its General Partner
On Behalf of The DFA Group Trust

Name:	/s/Catherine L. Newell Catherine L. Newell	Name:	/s/David R. Martin David R. Martin
Title:	Vice President and	Title:	Vice President, Chief Financial Officer and Treasurer
Secretary

ATTEST:		DIMENSIONAL FUNDS PLC

Name: /s/Catherine L. Newell Catherine L. Newell		Name: /s/David M. Salisbury David M. Salisbury
Title: Director		Title: Director

4

ATTEST:		DIMENSIONAL FUNDS II PLC

Name:	/s/Catherine L. Newell Catherine L. Newell	Name:	/s/Garett Quigley Garrett Quigley
Title:	Director	Title:	Director

ATTEST:		DIMENSIONAL FUND ADVISORS LTD.
On Behalf of Dimensional Funds ICVC

Name:	/s/Catherine L. Newell Catherine L. Newell	Name:	/s/Garett Quigley Garrett Quigley
Title:	Vice President and	Title:	Vice President
Secretary

ATTEST:		DFA SHORT TERM INVESTMENT FUND LP
By: DIMENSIONAL PARTNERS LLC, Its General Partner
By: DIMENSIONAL FUND ADVISORS LP, Its Member
By: DIMENSIONAL HOLDINGS INC., Its General
Partner

Name:	/s/Catherine L. Newell Catherine L. Newell	Name:	/s/David R. Martin David R. Martin
Title:	Vice President and	Title:	Vice President, Chief Financial Officer, and Treasurer
Secretary

5